PHOENIX ENERGY RESOURCES CORPORATION
1001 Bayhill Drive
2nd Floor
Suite 200
San Bruno, CA 94066

To: Securities and Exchange Commission

VIA EDGAR

January 8, 2010

Re:         Phoenix Energy Resources, Inc.
Form 10-K for the year ended June 30, 2009
Filed October 13, 2009, as amended December 18, 2009
Form 10-Q for the Quarterly Period ended September 30, 2009
File No. 000-52843

Dear Mr. Hodgdon:

We have filed on EDGAR Amendment No. 2 to our Form 10-K for the year ended June 30, 2009 filed October 13, 2009, as amended December 18, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Cautionary Statement Regarding Forward Looking Information

1.
Please delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available for issuers of penny stock.

Response: We have amended our 10-Q for the Quarterly Period Ended September 30, 2009 and deleted the reference to the safe harbor for forward-looking statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2.
We note your response to comment 5 from our letter dated October 30, 2009. Rather than repeating verbatim the third bullet point from the comment, please provide the disclosure requested in the third bullet point. That is, revise your management's discussion and analysis in your Form 10-Q amendment to disclose the amount of shares you would have to issue upon repayment of each note using the closing price of your common stock as of the end of the period covered by the report. Disclose the percentage of outstanding shares these shares would represent. Provide the same disclosure with respect to accrued interest payments on the notes if you have the same repayment option for the interest payments. Also provide this disclosure in each future periodic report for so long as a material amount of notes are outstanding or are convertible into a material amount of shares.

Response:  We have amended the Liquidity and Capital Resources section to include the following language “As of June 30, 2009 the notes and outstanding interest represented debts of $170,167, $35,482 and $50,048 respectively.  If converted the notes and interest would be equal to a new, dilutive issuance of 870,420, 181,494, and 256,000 shares of our Common Stock or 1,307,914 shares total.  On a percentage basis the notes and interest would be equal to 1.39%, 0.29% and 0.41% respectively or a total of 2.09% of our current issued and outstanding shares of Common Stock.”

Item 6. Exhibits

3.
As requested in comment 10 from our letter dated October 30, 2009, please file a complete copy of your articles of incorporation as amended with your Form 10-Q amendment. You only filed an amendment to your articles of incorporation as Exhibit 3.1 to your Form 10-K/A rather than a complete copy of your articles of incorporation as amended and currently in effect, See Item 601(b)(3)(i) of Regulation S-K.

Response: We have amended our Exhibits to our 10-Q/A and have included a complete copy of the articles of incorporation as amended currently in effect on Form 10-Q/A.

4.
As requested in comment 10 from our letter dated October 30, 2009, please file a complete copy of your bylaws as currently in effect with your Form 10-Q amendment, See Item 601(b)(3)(ii) of Regulation S-K.

Response: We have amended our Exhibits to our 10-Q/A and have included a complete copy of the bylaws as currently in effect on Form 10-Q/A.

5.
We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filings to include the language of paragraph 4 of Item 601(31)(1) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(1))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to he designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please revise your certifications throughout to conform to the exact language in Item 601(31)(i) of Regulation S-K.

Response: We have amended our Exhibit 31.1 to our 10-K/A and have revised the entire certificate to conform to the exact language in Item 601(31)(i) of Regulation S-K.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Phoenix Energy Resources Corporation

By:           /s/ Rene Ronal Soullier
Rene Ronald Soullier
Director